FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2011

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

20 December 2011

Board Changes at Santander UK plc

Further to the announcement made on 27 July 2011, Santander UK plc (“Santander UK”) announces that Jane Barker and Keith Woodley will be resigning from the Santander UK Board with effect from 31 December 2011.

A further announcement will be made in due course concerning the appointments of any new Non-Executive Directors.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Corporate Communications)	020 7756 5536
James S Johnson	(Head of Investor Relations)	020 7756 4483

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 20 December 2011	By / s / Jessica Petrie (Authorised Signatory)